Exhibit 12.1
Aon plc and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Years Ended December 31,
(millions except ratio)	2016	2015	2015	2014	2013	2012
Income from continuing operations before income taxes and noncontrolling interests (1)	$1,098	$987	$1,689	$1,765	$1,538	$1,380
Less: Equity in earnings on less than 50% owned entities	7	10	13	12	20	13
Add back fixed charges:
Interest on indebtedness	212	205	273	255	210	228
Interest on uncertain tax positions	—	—	—	4	5	5
Portion of rents representative of interest factor	25	32	45	50	52	42
Income as adjusted	$1,328	$1,214	$1,994	$2,062	$1,785	$1,642
Fixed charges:
Interest on indebtedness	$212	$205	$273	$255	$210	$228
Interest on uncertain tax positions	—	—	—	4	5	5
Portion of rents representative of interest factor	25	32	45	50	52	42
Total fixed charges	$237	$237	$318	$309	$267	$275
Ratio of earnings to fixed charges	5.6	5.1	6.3	6.7	6.7	6.0

(1) For the year ended December 31, 2012, amounts related to discontinued operations have been included in Other income to conform to amounts included in the Consolidated Financial Statements. This amount in the year ended December 31, 2012 , which was historically included in Income (loss) from discontinued operations, has been reclassified to conform with current presentation. The amount reclassified was a $1 million loss for the year ended December 31, 2012 , from Income (loss) from discontinued operations to Other income.